Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: United Bancorp, Inc.

Commission File No.: 000-16640

The following excerpts relating to Old National Bancorp’s pending acquisition of United Bancorp, Inc. are from the slide presentation of a conference call held by executive officers of Old National on April 28, 2014 in connection with Old National’s announcement of its financial results for the quarter ended March 31, 2014.

*            *            *

Additional Information for Shareholders of United Bancorp, Inc.

Communication in this presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Old National has filed with the SEC a Registration Statement on Form S-4 that includes a preliminary Proxy Statement of United Bancorp, Inc. (“United”) and a preliminary Prospectus of Old National, and each of Old National and United has filed and will file other relevant documents concerning the proposed transaction. A definitive Proxy Statement/Prospectus will be mailed to shareholders of United. United Shareholders are urged to read the Registration Statement and the definitive Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Old National and United, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents (when available), free of charge, from Old National at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from United by accessing United’s website at www.ubat.com under the tab “Investor Relations” and then under the heading “SEC Filings.”

Old National and United and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of United in connection with the proposed merger. Information about the directors and executive officers of Old National is set forth in the proxy statement for Old National’s 2014 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 14, 2014. Information about the directors and executive officers of United is set forth in United’s Annual Report on Form 10-K, as filed with the SEC on February 28, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statement

This presentation contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, descriptions of Old National Bancorp’s financial condition, results of operations, asset and credit quality trends and profitability and statements about the expected timing, completion, financial benefits and other effects of Old National Bancorp’s proposed merger with United Bancorp, Inc. (“United”). Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the merger with Tower Financial Corporation and proposed merger with United might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the United merger might not be obtained; market, economic, operational, liquidity, credit and interest rate risks associated with Old National Bancorp’s businesses; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of Old National Bancorp to execute its business plan (including its proposed acquisition of United Bancorp, Inc.); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this presentation and other factors identified in Old National Bancorp’s Annual Report on Form 10-K and other periodic filings with the Securities and Exchange Commission (“SEC”). These forward-looking statements are made only as of the date of this presentation, and Old National Bancorp does not undertake an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this presentation.

Update on Partnerships

•	Tower

•	Closing/conversion complete

•	New hires

•	Pipeline strong

•	United

•	Strong first quarter results

•	Team fully engaged

•	Anticipated close early 3Q14

Executing The Plan – 2014

•	Economic recovery is resilient

•	Going forward

•	Borrower optimism increasing….but competition is as well

•	New markets proving strong

•	Mortgage business has slowed

•	Insurance, Wealth and Investments businesses remain strong

•	Deposit service charges, especially O/D fees will remain challenging

•	M&A pipeline is strong

25

Old National Bancorp

Appendix

Efficiency Ratio
1
1
Calculation excludes net securities gains and intangible amortization
Incentive basis calculation excludes merger and integration charges and impact for current year partnerships
68.34%
66.56%
67.77%
68.25%
63.97%
65.81%
1Q13 4Q13 1Q14
ONB Incentive Basis for Efficiency Ratio
Non-GAAP financial measure which Management believes is useful in evaluating the financial results of the Company – see Appendix for Non-GAAP reconciliation

Executing The Plan – 2014

•	Economic recovery is resilient

•	Going forward

•	Borrower optimism increasing….but competition is as well

•	New markets proving strong

•	Mortgage business has slowed

•	Insurance, Wealth and Investments businesses remain strong

•	Deposit service charges, especially O/D fees will remain challenging

•	M&A pipeline is strong

Old National Bancorp

Appendix

Returned to
community
bank model
2004 2005
Sold non-
strategic
market –
Clarksville, TN
– 5 branches
2006
Sold non-
strategic market
– O’Fallon, IL –
1 branch
2007 2008 2009 2010 2011 2012 2013
Acquired St.
Joseph Capital –
Entry into
Northern IN
market
February, 2007
Acquired 65
Charter One
branches
throughout
Indiana
March, 2009
Acquired Monroe
Bancorp – Enhanced
Bloomington, IN
presence
January, 2011
Acquired IN
Community –
Entry into
Columbus, IN
September, 2012
FDIC-assisted
acquisition of
Integra Bank
July, 2011
Sold non-
strategic
market –
Chicago-area -
4 branches
Consolidation of
21 branches
Acquired 24
MI / IN branches
July, 2013
Consolidation
of 2 branches
Consolidation
of 8 branches
Consolidation
of 1 branch
Consolidation
of 10 branches
Consolidation
of 12 branches
Consolidation
of 44 branches
Consolidation
of 5 branches
Sold  12
branches
Consolidation
of 22
branches
Purchased 182 + 18 pending Sold 22 Consolidated 128
Acquired Tower
Financial –
Enhancing Ft.
Wayne, IN
presence April,
2014
Transforming Old National’s Landscape
Pending
acquisition of
United
Bancorp –
Entry into
Ann Arbor, MI
2014
Consolidation
of 3 branches

Non-GAAP Reconciliations
Efficiency Ratio - As Reported 1Q13 4Q13 1Q14
Net Interest Income (FTE)
$83.0 $85.5 $87.4
Noninterest Income Less Security Gains
45.3 44.1 40.1
Revenue Less Security Gains
128.3 129.6 127.5
Noninterest Expense
90.2 88.2 88.3
Intangible Amortization
2.5 1.9 1.8
Noninterest Expense Less Intangible Amortization
87.7 86.3 86.4
Efficiency Ratio
68.34% 66.56% 67.77%
Impact of Current Year Partnerships 1Q13 4Q13 1Q14
Net Interest Income (FTE)
$0.0 $1.7 $0.0
Noninterest Income Less Security Gains
0.0 1.8 0.0
Revenue Less Security Gains
0.0 3.5 0.0
Noninterest Expense
0.1 5.8 2.5
Intangible Amortization
0.0 0.2 0.0
Noninterest Expense Less Intangible Amortization
0.1 5.6 2.5
Efficiency Ratio Excluding Impact of Current Year Partnerships 1Q13 4Q13 1Q14
Net Interest Income (FTE)
$83.0 $83.9 $87.4
Noninterest Income Less Security Gains
45.3 42.3 40.1
Revenue Less Security Gains
128.3 126.1 127.5
Noninterest Expense
90.0 82.4 85.8
Intangible Amortization
2.5 1.7 1.8
Noninterest Expense Less Intangible Amortization
87.5 80.7 83.9
Efficiency Ratio
68.25% 63.97% 65.81%
$ in thousands